Eaton Vance Management

Two International Place

Boston, MA  02110

(617)482-8260

www.eatonvance.com

October 6, 2016

VIA EDGAR

Lauren Hamilton

U.S. Securities and Exchange Commission (the “SEC”)

Three World Financial Center

New York, New York 10281

Re:

Multisector Income Portfolio (formerly, Bond Portfolio) (the “Registrant”) (File No. 811-22786)

Ms. Hamilton:

This letter responds to comments provided telephonically to the undersigned on September 8, 2016 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual report and other filings of the Registrant relating to the fiscal year-end October 31, 2015.  The comments and Registrant’s responses are set forth below.  Changes referenced in responses below will be incorporated into shareholder reports or applicable regulatory filings as noted below for periods ending August 31, 2016 and thereafter.

1.

Comment:  Pursuant to Item 2 of Form N-CSR, please confirm whether the Registrant made any amendments or granted any waivers from a provision of the code of ethics during the period covered by the report.  Please ensure this disclosure is included in future filings.

Response:  The Registrant confirms that no amendments were made, nor any waivers granted from the code of ethics during the period covered by the report.  The Registrant further confirms that the required disclosure or representation will be included in the Registrant’s future filings.

2.

Comment: On the N-CSR filed on December 28, 2015, it is noted that the audit opinion was dated later than the date of the officer certifications.  Please confirm that the principal executive officer and the principal financial officer are comfortable with certifying prior to the audit being completed.

Response:  Management has established a process related to the certifications to ensure that proper review procedures over the shareholder reports have been performed and, in the case of audited financial statements, status updates from the auditors are obtained prior to the certification date. The officer certifications would be updated should a matter be identified by the auditors after the certification date and prior to the audit opinion date that would have a material impact on the financial statements. The certifying officers are comfortable providing their certification in reliance on this process.

Securities and Exchange Commission

October 6, 2016

3.

Comment:  Relating to the Statement of Assets and Liabilities, please confirm whether there were any material liabilities that should be stated separately pursuant to Rule 6-04(10) of Regulation S-X.

Response:  The Registrant confirms that all material liabilities have been disclosed in accordance with Rule 6-04(10) of Regulation S-X.

4.

Comment:  Relating to the variable rate securities included on the Registrant’s Schedule of Investments, as well as its N-Q, please include a description of the reference rate and spread and either (a) the end of period interest rate or (b) the end of period reference rate for each reference rate described in the schedule or notes to the schedule.

Response:  The Registrant respectfully declines to incorporate the requested information at this time and will defer expanding disclosure on variable rate securities until the Investment Company Reporting Modernization Rule is finalized and becomes effective.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8064.

Very truly yours,

/s/ Velvet R. Regan

Velvet R. Regan, Esq.

Vice President